Exhibit 99.1

So-Young Reports Second Quarter 2019 Unaudited Financial Results

BEIJING, China, August 29, 2019 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the most popular online destination for discovering, evaluating and reserving medical aesthetic services in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial Highlights

•                        Total revenues were RMB285.0 million (US$41.5 million1), an 87.3% increase from the same period of 2018 and exceeding the high-end of the Company’s guidance range.

•                        Gross margin was 82.5%, compared with 86.1% in the same period of 2018.

•                        Income from operations was RMB10.4 million (US$1.5 million), compared with RMB7.8 million in the same period of 2018.

•                        Net income was RMB29.3 million (US$4.3 million), an 230.0% increase from RMB8.9 million in the same period of 2018.

•                        Non-GAAP net income2 was RMB102.2 million (US$14.9 million), compared with non-GAAP net income of RMB12.7 million in the same period of 2018.

•                        Basic and diluted earnings per American Depositary Shares (“ADSs”) attributable to ordinary shareholders were RMB0.22 (US$0.03) and RMB0.21 (US$0.03), respectively. Thirteen ADSs represent ten Class A ordinary shares.

First Half 2019 Financial Highlights

•                        Total revenues were RMB491.0 million (US$71.5 million1), an 84.7% increase from the same period of 2018.

•                        Gross margin was 82.4%, compared with 86.5% in the same period of 2018.

•                        Income from operations was RMB48.4 million (US$7.0 million), compared with RMB37.5 million in the same period of 2018.

•                        Net income was RMB75.2 million (US$11.0 million), an 90.4% increase from  RMB39.5 million in the same period of 2018.

•                        Non-GAAP net income2 was RMB154.1 million (US$22.4 million), compared with non-GAAP net income of RMB44.0 million in the same period of 2018.

•                        Basic and diluted earnings per American Depositary Shares (“ADSs”) attributable to ordinary shareholders were RMB0.48 (US$0.07) and RMB0.44 (US$0.06), respectively.

1  This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.8650 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 28, 2019.

2  Non-GAAP net income is defined as net income excluding share-based compensation expenses.  See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Second Quarter 2019 Operational Highlights

•                        Average mobile MAUs were 2.47 million, an increase of 72.5% from 1.43 million in the second quarter of 2018.

•                        Total number of purchasing users were 201,500, an increase of 118.8% from 92,100 in the second quarter of 2018.

•                        Number of paying medical service providers on So-Young’s platform were 3,157, an increase of 39.4% from 2,265 in the second quarter of 2018.

•                        Number of medical service providers subscribing to information services on So-Young’s platform were 2,218, an increase of 96.8% from 1,127 in the second quarter of 2018.

•                        Aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB892.9 million, an increase of 81.9% from RMB491.0 million in the second quarter of 2018.

“We delivered another strong quarter of results as our business continues to gain growth momentum,” commented Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young. “Our community of users continues to grow as we enrich our content offerings and improve the user experience. Average mobile MAUs and total number of purchasing users continued to grow rapidly, with increases of 72.5% and 118.8%, respectively, from the same period last year. Our focus remains on expanding our user base both in quantity and quality by penetrating deeper into the medical aesthetic service industry. At the same time, medical service providers are increasingly seeing how effective our unique value propositions of effective customer acquisition, differentiated branding, and improved operating efficiency are. Looking ahead, we remain fully convinced that this sector will continue to generate substantial growth opportunities and are confident in our ability to capture them to drive long-term value for our shareholders.”

“Total revenues during the quarter were RMB285.0 million, an increase of 87.3% year-over-year and exceeding the high-end of the Company’s guidance range,” added Mr. Min Yu, Chief Financial Officer of So-Young. “We are striking a careful balance between increasing monetization of our services and enhancing the user experience which is key to growing our user base. I’m extremely pleased with our progress so far, our monetization initiatives are not impacting our user base or stickiness to our platform which I believe demonstrates the increasing value that our platform provides to both users and medical service providers. We continue to build our platform to scale with diverse revenue streams which is helping improve our profitability with non-GAAP net income increasing significantly to RMB102.2 million.”

Second Quarter 2019 Financial Results

Revenues

Total revenues were RMB285.0 million (US$41.5 million), an increase of 87.3% from RMB152.2 million in the same period of 2018.

Information services revenue was RMB212.0 million (US$30.9 million), an increase of 105.6% from RMB103.1 million in the same period of 2018.

Reservation services revenue was RMB73.0 million (US$10.6 million), an increase of 48.7% from RMB49.1 million in the same period of 2018.

Costs of Revenues

Costs of revenues was RMB49.8 million (US$7.3 million), an increase of 135.7% from RMB21.1 million in the second quarter of 2018. The increase was primarily due to an increase in payroll costs associated with an increase in operational staff headcount and recognition of share-based compensation expenses during the second quarter of 2019 related to historical employee options granted, which were contingent upon the completion of the Company’s initial public offering.

Gross Profit and Gross Margin

Gross profit was RMB235.2 million (US$34.3 million), an increase of 79.5% from RMB131.0 million in the second quarter of 2018. Gross margin was 82.5%, a decrease from 86.1% in the second quarter of 2018.

Total Operating Expenses

Total operating expenses were RMB224.8 million (US$32.7 million), an increase of 82.4% from RMB123.2 million in the second quarter of 2018.

Sales and marketing expenses were RMB105.8 million (US$15.4 million), an increase of 18.5% from RMB89.3 million in the second quarter of 2018. The increase was primarily due to an increase in payroll costs associated with the expansion of sales and marketing teams and recognition of share-based compensation expenses during the second quarter of 2019 related to historical employee options granted, which were contingent upon the completion of the Company’s initial public offering.

General and administrative expenses were RMB67.3 million (US$9.8 million), an increase of 414.0% from RMB13.1 million in the second quarter of 2018. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative teams and recognition of share-based compensation expenses during the second quarter of 2019 related to historical employee options granted, which were contingent upon the completion of the Company’s initial public offering,  and options granted to employees in May 2019.

Research and development expenses were RMB51.7 million (US$7.5 million), an increase of 148.4% from RMB20.8 million in the second quarter of 2018. The increase was primarily attributable to an increase in payroll costs associated with the expansion of the Company’s technology research and development focused on enhancing the experience for users and medical service providers as well as recognition of share-based compensation expenses during the second quarter of 2019 related to historical employee options granted, which were contingent upon the completion of our initial public offering.

The share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses during the second quarter of 2019 were RMB72.9 million (US$10.6 million) in total. The expenses related to the new options granted to employees and vested immediately upon the completion of the Company’s initial public offering in May 2019 were RMB18.5 million. This amount was fully recognized in the second quarter of 2019.

Income from Operations

Income from operations was RMB10.4 million (US$1.5 million), compared with RMB7.8 million in the second quarter of 2018.

Non-GAAP income from operations was RMB83.3 million (US$12.1 million), compared with RMB11.6 million in the second quarter of 2018.

Income Tax Expense

Income tax expenses were RMB10.8 million (US$1.6 million), compared with RMB1.1 million in the same period of 2018, primarily due to an increase in taxable income during the second quarter of 2019.

Others, net

Others, net were RMB 22.3 million (US$ 3.3 million), compared with RMB23,000 in the same period of 2018, primarily due to a payment from the Company’s depositary bank for the ADR program in relation to the newly issued shares upon the completion of the Company’s initial public offering.

Net Income

Net income was RMB29.3 million (US$4.3 million), compared with RMB8.9 million in the second quarter of 2018.

Non-GAAP net income was RMB102.2 million (US$14.9 million), compared to RMB12.7 million for the same period of 2018.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.22 (US$0.03) and RMB0.21 (US$0.03), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.38 in the same period of 2018.

Cash and Cash Equivalents, Restricted Cash and Term Deposits and Short-Term Investments

As of June 30, 2019, the Company had cash and cash equivalents, restricted cash and term deposits and short-term investments of RMB2,676.4 million (US$389.9 million), compared with RMB1,206.9 million as of December 31, 2018. The increase was primarily due to net proceeds from the Company’s initial public offering in May 2019.

First Half 2019 Financial Results

Revenues

Total revenues were RMB491.0 million (US$71.5 million) in the first half of 2019, an increase of 84.7% from RMB265.9 million in the same period of 2018.

Information services revenue was RMB354.6 million (US$51.6 million) in the first half of 2019, an increase of 104.6% from RMB173.3 million in the same period of 2018.

Reservation services revenue was RMB136.5 million (US$19.9 million) in the first half of 2019, an increase of 47.5% from RMB92.6 million in the same period of 2018.

Costs of Revenues

Costs of revenues was RMB86.2 million (US$12.6 million) in the first half of 2019, representing an increase of 140.0% from RMB35.9 million in the same period of 2018. The increase was primarily due to an increase in payroll costs associated with an increase in operational staff headcount and recognition of share-based compensation expenses during the second quarter of 2019 related to historical employee options granted, which were contingent upon the completion of the Company’s initial public offering, as well as increase in leasing expenses related to operational staff.

Gross Profit and Gross Margin

Gross profit was RMB404.8 million (US$59.0 million) in the first half of 2019, an increase of 76.1% from RMB229.9 million in the same period of 2018. Gross margin was 82.4%, a decrease from 86.5% in the half year of 2018.

Total Operating Expenses

Total operating expenses were RMB356.4 million (US$51.9 million) in the first half of 2019, an increase of 85.2% from RMB192.5 million in the same period of 2018.

Sales and marketing expenses were RMB181.3 million (US$26.4 million) in the first half of 2019, an increase of 35.2% from RMB134.1 million in the same period of 2018. The increase was primarily due to (i) an increase in expenses associated with marketing and user acquisition activities to enhance the Company’s brand recognition, (ii) an increase in payroll costs associated with the expansion of sales and marketing teams, and (iii) recognition of share-based compensation expenses during the second quarter of 2019 related to historical employee options granted, which were contingent upon the completion of the Company’s initial public offering.

General and administrative expenses were RMB92.1 million (US$13.4 million) in the first half of 2019, an increase of 280.8% from RMB24.2 million in the same period of 2018. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative teams and recognition of share-based compensation expenses during the second quarter of 2019 related to historical employee options granted, which were contingent upon the completion of the Company’s initial public offering, and options granted to employees in May 2019.

Research and development expenses were RMB83.0 million (US$12.1 million) in the first half of 2019, an increase of 142.6% from RMB34.2 million in the same period of 2018. The increase was primarily attributable to an increase in payroll costs associated with the expansion of technology research and development teams focused on enhancing the experience for users and medical service providers as well as recognition of share-based compensation expenses during the second quarter of 2019 related to historical employee options granted , which were contingent upon the completion of the Company’s initial public offering.

The share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses during the first half of 2019 were RMB78.9 million (US$11.5 million) in total. The expenses related to the new options granted to employees and vested immediately upon the completion of the Company’s initial public offering in May 2019 were RMB18.5 million. This amount was fully recognized in the second quarter of 2019.

Income from Operations

Income from operations was RMB48.4 million (US$7.0 million) in the first half of 2019, compared with RMB37.5 million in the same period of 2018.

Non-GAAP income from operations was RMB127.3 million (US$18.5 million) in the first half of 2019, compared with RMB41.9 million in the same period of 2018.

Income Tax Expense

Income tax expenses were RMB17.8 million (US$2.6 million) in the first half of 2019, compared with RMB3.5 million in the same period of 2018, primarily contributed by the increase of the taxable income during the first half of 2019.

Others, net

Others, net were RMB23.3 million (US$ 3.4 million) in the first half of 2019, compared with RMB19,000 in the same period of 2018, primarily resulting from a payment from the Company’s depositary bank for the ADR program in relation to the newly issued shares upon the completion of our initial public offering.

Net Income

Net income was RMB75.2 million (US$11.0 million) in the first half of 2019, compared with RMB39.5 million in the same period of 2018.

Non-GAAP net income was RMB154.1 million (US$22.4 million) in the first half of 2019, compared to RMB44.0 million for the same period of 2018.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.48 (US$0.07) and RMB0.44 (US$0.06) in the first half of 2019, respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.02 and RMB0.02, respectively, in the same period of 2018.

Business Outlook

For the third quarter of 2019, So-Young expects total revenues to be between RMB280 million (US$40.8 million) and RMB300 million (US$43.7 million), representing a 66.7% to 78.6% increase from the same period in 2018.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Recent Development

Mr. Guangwei Zhao has resigned as the chief human resource officer of the Company, effective August 31, 2019, due to personal reasons.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations and non-GAAP net income by excluding share-based compensation expenses from income from operations and net income, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Thursday, August 29, 2019, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65-6713-5090
China:	4006-208038
US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Passcode:	9679841

A telephone replay will be available two hours after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, September 6 , 2019. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	9679841

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the most popular online destination for discovering, evaluating and reserving medical aesthetic services in China. With reliable and comprehensive content, as well as a multitude of social functions on its platform, users seeking medical aesthetic treatment can discover products and services, evaluate their quality, and reserve desired treatment. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

E-mail: ir@soyoung.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	563,383	1,107,456	161,319
Restricted cash	—	11,329	1,650
Trade receivables	10,473	17,064	2,486
Receivables from online payment platforms	9,970	10,485	1,527
Amount due from related parties	850	444	65
Term deposits and short-term investments	643,539	1,557,579	226,887
Prepayment and other current assets	50,236	66,659	9,710
Total current assets	1,278,451	2,771,016	403,644
Non-current assets:
Long-term investments	14,813	32,313	4,707
Property and equipment, net	3,253	35,496	5,171
Deferred tax assets	30,894	17,568	2,559
Prepayment for long-term investment	11,500	—	—
Operating lease right-of-use assets[1]	—	159,026	23,165
Other non-current assets	1,625	14,308	2,083
Total non-current assets	62,085	258,711	37,685
Total assets	1,340,536	3,029,727	441,329

Liabilities
Current liabilities:
Taxes payable	41,552	25,908	3,774
Contract liabilities	116,967	121,080	17,637
Salary and welfare payables	71,486	76,945	11,208
Amount due to related parties	925	4,700	685
Accrued expenses and other current liabilities	71,226	142,632	20,777
Operating lease liabilities-current[1]	—	38,591	5,621
Total current liabilities	302,156	409,856	59,702
Operating lease liabilities-non current[1]	—	137,260	19,994
Total liabilities	302,156	547,116	79,696

1  The Company has adopted ASU No. 2016-02, “Leases (Topic 842)” beginning January 1, 2019 using the optional transition method and accordingly, has not recast prior periods. The only major impact of the standard is the recognition of assets and liabilities for operating leases of approximately RMB191,236 and RMB 195,563, respectively, at January 1, 2019.

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.0005 par value; 8,000,000 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of June 30, 2019)	30,440	—	—
Series B convertible redeemable preferred shares (US$ 0.0005 par value; 10,476,190 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of June 30, 2019)	99,075	—	—
Series C-1 convertible redeemable preferred shares (US$ 0.0005 par value; 1,030,126 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of June 30, 2019)	17,769	—	—
Series C convertible redeemable preferred shares (US$ 0.0005 par value; 4,902,554 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of June 30, 2019)	161,101	—	—
Series D convertible redeemable preferred shares (US$ 0.0005 par value; 9,750,676 shares authorized, issued and outstanding as of December 31, 2018, and none outstanding as of June 30, 2019)	422,035	—	—
Series D+ convertible redeemable preferred shares (US$ 0.0005 par value; 3,497,954 shares authorized, issued and outstanding as of December 31, 2018, and none outstanding as of June 30, 2019)	178,035	—	—
Series E convertible redeemable preferred shares (US$ 0.0005 par value; 6,164,979 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of June 30, 2019)	487,494	—	—
Total mezzanine equity	1,395,949	—	—

Shareholders’ (deficit)/equity:
Class A Ordinary shares (US$ 0.0005 par value, 12,000,000 shares authorized, issued and outstanding as of December 31, 2018 and 66,613,419 shares outstanding as of June 30, 2019)	37	214	31
Class B Ordinary shares (US$ 0.0005 par value, 144,177,521 shares authorized as of December 31, 2018; 11,290,940 shares issued and outstanding as of December 31, 2018; and 12,000,000 shares outstanding as of June 30, 2019)	35	37	5
Additional paid-in capital	—	2,772,607	403,876
Accumulated deficit	(394,039)	(350,234)	(51,017)
Accumulated other comprehensive income	36,398	59,987	8,738
Total shareholders’ (deficit)/equity	(357,569)	2,482,611	361,633
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,340,536	3,029,727	441,329

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Information services	103,091	212,004	30,882	173,301	354,556	51,647
Reservation services	49,065	72,981	10,631	92,555	136,482	19,881
Total revenues	152,156	284,985	41,513	265,856	491,038	71,528
Cost of revenues	(21,131)	(49,803)	(7,255)	(35,920)	(86,220)	(12,559)
Gross profit	131,025	235,182	34,258	229,936	404,818	58,969
Operating expenses:
Sales and marketing expenses	(89,311)	(105,800)	(15,412)	(134,071)	(181,298)	(26,409)
General and administrative expenses	(13,095)	(67,305)	(9,804)	(24,192)	(92,133)	(13,421)
Research and development expenses	(20,800)	(51,669)	(7,526)	(34,223)	(83,014)	(12,092)
Total operating expenses	(123,206)	(224,774)	(32,742)	(192,486)	(356,445)	(51,922)
Income from operations	7,819	10,408	1,516	37,450	48,373	7,047
Other income/(expenses):
Investment income	435	1,192	174	883	3,472	506
Interest income	3,426	10,392	1,514	5,120	15,843	2,308
Exchange (losses)/gains	(1,714)	(4,278)	(623)	(451)	2,018	294
Others, net	23	22,322	3,252	19	23,262	3,388
Income before tax	9,989	40,036	5,833	43,021	92,968	13,543
Income tax expenses	(1,119)	(10,762)	(1,568)	(3,535)	(17,789)	(2,591)
Net income	8,870	29,274	4,265	39,486	75,179	10,952
Accretions of convertible redeemable preferred shares to redemption value	(21,506)	(12,880)	(1,876)	(40,308)	(50,219)	(7,315)
Net (loss)/income attributable to ordinary shareholders of the Company	(12,636)	16,394	2,389	(822)	24,960	3,637

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	8,870	29,274	4,265	39,486	75,179	10,952
Other comprehensive income:
Foreign currency translation adjustment	26,758	39,766	5,793	12,319	23,589	3,436
Total other comprehensive income	26,758	39,766	5,793	12,319	23,589	3,436

Total comprehensive income	35,628	69,040	10,058	51,805	98,768	14,388
Accretions of convertible redeemable preferred shares to redemption value	(21,506)	(12,880)	(1,876)	(40,308)	(50,219)	(7,315)
Comprehensive income attributable to ordinary shareholders of the Company	14,122	56,160	8,182	11,497	48,549	7,073

Net (loss)/earnings per ordinary share attributable to ordinary shareholder - basic	(0.50)	0.29	0.04	(0.03)	0.63	0.09
Net (loss)/earnings per ordinary share attributable to ordinary shareholder — diluted	(0.50)	0.27	0.04	(0.03)	0.57	0.08
Net (loss)/earnings per ADS attributable to ordinary shareholders — basic (13 ADS represents 10 Class A ordinary shares)	(0.38)	0.22	0.03	(0.02)	0.48	0.07
Net (loss)/earnings per ADS attributable to ordinary shareholders —diluted (13 ADS represents 10 Class A ordinary shares)	(0.38)	0.21	0.03	(0.02)	0.44	0.06
Weighted average number of ordinary shares used in computing earnings per share, basic*	25,190,121	56,496,834	56,496,834	25,274,735	39,893,887	39,893,887
Weighted average number of ordinary shares used in computing earnings per share, diluted*	25,190,121	60,744,127	60,744,127	25,274,735	43,703,139	43,703,139

Share-based compensation expenses included in:
Cost of revenues	(584)	(6,827)	(994)	(599)	(7,109)	(1,036)
Selling and marketing expenses	(316)	(4,527)	(659)	(472)	(5,013)	(730)
General and administrative expenses	(2,405)	(45,424)	(6,617)	(2,806)	(50,090)	(7,296)
Research and development expenses	(483)	(16,144)	(2,352)	(589)	(16,675)	(2,429)

*     Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
GAAP income from operations	7,819	10,408	1,516	37,450	48,373	7,047
Add back: Shared-based compensation expenses	3,788	72,922	10,622	4,466	78,887	11,491
Non-GAAP income from operations	11,607	83,330	12,138	41,916	127,260	18,538

GAAP Net income	8,870	29,274	4,265	39,486	75,179	10,952
Add back: Shared-based compensation expenses	3,788	72,922	10,622	4,466	78,887	11,491
Non-GAAP net income	12,658	102,196	14,887	43,952	154,066	22,443